April 8, 2005

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:
Cimarex Energy Co.
Form S-4 filed February 25, 2005
File No. 333-123019

Dear Mr. Schwall:

        On behalf of Cimarex Energy Co. ("Cimarex"), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 to the above-referenced Registration Statement on Form S-4 of Cimarex (the "Registration Statement").

        The Registration Statement has been revised in response to the comments received from the staff of the Securities and Exchange Commission (the "Staff") in its letter to Mr. F.H. Merelli dated March 24, 2005 (the "Comment Letter"). To facilitate your review, we are sending to the attention of Melinda Kramer six copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement filed on February 25, 2005. All references to page numbers in the responses below refer to page numbers in the joint proxy statement/prospectus as revised in Amendment No. 1.

        The Registration Statement also includes updated business and financial information of Cimarex and Magnum Hunter Resources, Inc. ("MHR") as of the year ended December 31, 2004. In addition, as discussed with the Staff, the Registration Statement has been revised to incorporate the proposals and procedures for Cimarex's annual stockholders' meeting.

        Each numbered comment of the Comment Letter has been reproduced below, followed by Cimarex's response.

Material United States Federal Income Tax Consequences of the Merger, page 98

        1.     Comment: Because the income tax consequences of the merger would be material to stockholders, you must file as exhibits to the registration statement the appropriate tax opinions—prior to effectiveness. We note that the receipt of the opinions is a waivable condition. We may have additional comments after reviewing the exhibits as filed and the revised disclosure.

        Response:    Holme Roberts & Owen LLP ("HRO"), counsel to Cimarex, and Thompson & Knight L.L.P. ("T&K"), counsel to MHR, have each filed a form of tax opinion as Exhibits 8.1 and 8.2, respectively. Each of HRO and T&K intend to issue to Cimarex and MHR, respectively, executed opinions based on these forms (assuming the Staff finds the forms acceptable) on the date of effectiveness of the Registration Statement. Cimarex and MHR would then file these executed opinions (the "Form S-4 Tax Opinions") as exhibits to respective Form 8-Ks to be filed on the date of effectiveness of the Registration Statement.

        2.     Comment: We also note your disclosure on page 101 relating to "informing" stockholders regarding materially different consequences in the event of a waiver. If the condition relating to the closing tax opinions is waived and the tax consequences differ materially from the consequences you describe in the registration statement and that appear in the tax opinions filed as exhibits prior to effectiveness, you must recirculate a revised joint proxy statement/prospectus describing the material consequences and resolicit the vote. Disclose explicitly that you will follow that course of action in those circumstances.

        Response:    Revisions have been made at page I-95 to explicitly disclose the fact that if either Cimarex or MHR waives the condition relating to the issuance of the Form S-4 Tax Opinions as of the effective date of the Registration Statement or the issuance of the Closing Date Tax Opinions, and if the tax consequences of the merger will differ materially from the tax consequences described in the joint proxy statement/prospectus, Cimarex and MHR will recirculate a revised joint proxy statement/prospectus describing such different material tax consequences and resolicit the vote.

        3.     Comment: Revise your opening paragraph to remove the disclaimer relating to the summary being included "for general information purposes only." Stockholders are entitled to rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences. Similarly, throughout this section, you include statements that stockholders "should consult" their own tax advisors. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

        Response:    Revisions have been made at page I-92 that remove the language which states that the summary "is included for general information purposes only." In addition, revisions have been made at pages I-16, I-92, I-96, I-97, I-99, and I-101 to replace statements that stockholders "should consult" their own tax advisor with language to the effect that stockholders "are encouraged to consult" their own tax advisor.

        4.     Comment: We note your disclosure on page 102 that your tax opinion assumes that the merger will "qualify as a reorganization within the meaning of Section 368(a) of the Code." That is an inappropriate assumption. Rather, if you intend to file a short form merger opinion, this section must state a firm conclusion as to the tax consequences of the transaction. Further, this section must state that the discussion constitutes the opinion of counsel. In the alternative, revise to make clear that you are summarizing the opinion(s) of counsel filed separately as exhibits. Revise this section accordingly. We may have additional comments.

        Response:    Revisions have been made at page I-95 to remove the assumption that the merger will "qualify as a reorganization within the meaning of Section 368(a) of the Code." New language has been added to make clear that the discussion assumes that the Form S-4 Tax Opinions and Closing Date Tax Opinions will in fact be issued, subject to the assumptions, conditions, qualifications, and limitations described in those opinions. Revisions have also been made at page I-94 to make clear that HRO's and T&K's forms of tax opinion that have been filed separately as Exhibits 8.1 and 8.2, respectively, are being summarized.

        If you would like to discuss any of the responses above or any other matter, please contact J. Gregory Holloway at (719) 381-8462, Thomas A. Richardson at (303) 866-0413 or the undersigned at (303) 866-0635.

Sincerely,
/s/ JENNIFER A. D'ALESSANDRO
Jennifer A. D'Alessandro
cc:
Melinda Kramer
Timothy Levenberg
Paul Korus
Morgan F. Johnston
Joe Dannenmaier
J. Gregory Holloway
David B. Strong